UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.         )*

NetLogic Microsystems, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64118B100 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64118B100	13G	Page 2 of 5 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Berg & Berg Enterprises, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person with:	5 Sole Voting Power 878,844 shares 6 Shared Voting Power 15,000 shares 7 Sole Dispositive Power 878,844 shares 8 Shared Dispositive Power 15,000 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 893,844 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.1%
12	Type of Reporting Person (See Instructions) PN

CUSIP No. 64118B100	13G	Page 3 of 5 Pages

Item 1.(a)	Name of Issuer: The name of the issuer is NetLogic Microsystems, Inc. (the “Company”).

(b)	Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Company are located at 1875 Charleston Road, Mountain View, CA 94043.

Item 2.(a)	Name of Person Filing: The name of the filing person is Berg & Berg Enterprises, LLC (“BBE”).

(b)	Address of Principal Business Office or, if none, Residence:

The business address for BBE is 10050 Bandley Drive, Cupertino, CA 94014.

(c)	Citizenship:

BBE is organized under the laws of the state of California.

(d)	Title of Class of Securities:

The title of the class of securities is Common Stock.

(e)	CUSIP Number: The CUSIP number of the Common Stock is 64118B100.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable (this Schedule is being filed pursuant to Rule 13d-1(d))

Item 4.	Ownership.

The reporting person has been advised by the Company that, as of December 31, 2004, there were 17,581,480 shares of Common Stock issued and outstanding.

Of the 893,844 shares of Common Stock reported on this Schedule, 878,844 shares are held by BBE, and 15,000 shares are held by West Coast Venture Capital, Inc. (“WCVC”), an affiliate of BBE. The manager of BBE has voting and dispositive authority over the 15,000 shares held by WCVC, but BBE disclaims beneficial ownership of the 15,000 shares held by WCVC.

(a) Amount beneficially owned:

893,844 shares

(b) Percent of class:

5.1%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 878,844 shares

(ii) Shared power to vote or to direct the vote: 15,000 shares (see above)

(iii) Sole power to dispose or to direct the disposition of: 878,844 shares

(iv) Shared power to dispose or to direct the disposition of: 15,000 shares (see above)

CUSIP No. 64118B100	13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
See response to Item 4 above

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certification.
Not Applicable

CUSIP No. 64118B100	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

BERG & BERG ENTERPRISES, LLC

/s/ Carl E. Berg
Carl E. Berg, Manager